CHINA OUMEI REAL ESTATE INC. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

November 2, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc. f/k/a Dragon Acquisition Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed September 28, 2010
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 22, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements in accordance with US GAAP, we ask that you provide us with information that will help us answer the following three questions.

How do you maintain your books and records and prepare your financial statements?

1.

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Company Response: All of our business operations are conducted through our PRC subsidiaries. At the subsidiary level, we maintain each of our PRC subsidiary’s books, accounts and records in accordance with generally accepted accounting principles of the PRC (the “PRC GAAP”), which are closely aligned with the International Financial Reporting Standards (“IFRS”). At the Company level, on a consolidated basis, the Company’s books, accounts and records are maintained and financial statements are prepared in conformity with U.S. GAAP. The Company’s accounting department, under the guidance and supervision of the Chief Financial Officer, on a quarterly basis, adjusts and reconciles the subsidiary-level accounting and financial statements into U.S. GAAP, and further consolidates them into the Company-level financial statements for both book-keeping and SEC reporting. During this process, our Chief Financial Officer, who is trained and experienced in U.S. GAAP, keeps the Company’s accounting staff informed and updated on recent pronouncements and rule changes from the SEC and other regulatory agencies, and updates on Sarbanes-Oxley-related issues.

At the Company level, we maintain our books, accounts and records in accordance with US GAAP, using sufficient detail to reflect transactions accurately and fairly. Specific attention is paid to issues such as revenue recognition, disclosure requirements, valuation and allocation, related-party transactions, liabilities, including contingent liabilities, and going-concern status. We maintain a system of internal controls which is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and that:

  transactions are executed in accordance with management’s general or specific authorization;

  all records are maintained, in reasonable detail, to accurately and fairly reflects the transactions and dispositions of the assets of the Company;

  transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and any other criteria applicable to such statements, and to maintain accountability for assets;

  reasonable assurance is provided regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements;

  our receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

  access to assets is permitted only in accordance with management’s general or specific authorization.

We have also adopted a Code of Ethics (see Exhibit 14.1, adopted on June 22, 2010) which applies to all directors, officers and employees. We apply the highest ethical standards and follow all applicable SEC, Sarbanes-Oxley, various regulatory commissions and other standards and rules regarding financial and non-financial reporting. Our employees must record transactions in a timely manner and report immediately if financial statements are believed to be misstated or manipulated, or if they are pressured, threatened or aware of unethical behavior or fraudulent financial activities.

We have also established adequate corporate governance oversight by forming a strong Audit Committee, whose members include two independent directors with extensive U.S. GAAP accounting experience. Beginning with the reporting period ended September 25, 2010, for each quarterly and annual SEC reporting, after the Audit Committee reviews the Company’s financial reports, each member of the Audit Committee signs a written resolution approving them. Finally, the financial reports are submitted to the full Board of Directors for approval.

2.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Company Response: Please see our response to comment 1 above.

What is the background of the people involved in your financial reporting?

3.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

what role he or she takes in preparing your financial statements;

what relevant education and ongoing training he or she has had relating to U.S. GAAP;

the nature of his or her contractual or other relationship to you;

whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Company Response: The people in our Company who are primarily responsible for preparing and supervising the preparation of financial statements include our Chief Financial Officer, the Director of the Accounting Department, and the staff of the Accounting Department.

Our Chief Financial Officer is a full-time employee of the Company, who provides overall guidance and oversight in preparing our financial statements, and is directly involved in maintaining the Company’s system of internal controls over financial reporting. He is knowledgeable in U.S. GAAP and SEC rules and regulations. He earned an MBA with a dual major in finance and real estate from the Wharton School at the University of Pennsylvania, one of the world’s top-rated MBA programs, and has received extensive and in-depth training in U.S. GAAP through courses taken in advanced-level financial accounting, managerial accounting and corporate finance. Prior to joining our Company, he had over 15 years of experience in real estate finance and accounting, and was Senior Director of Real Estate at The Great Atlantic & Pacific Tea Company, Inc. (NYSE: GAP), where he oversaw the real estate portfolio of one of the largest U.S. retail chains with $9 billion in annual sales, and managed real estate-oriented corporate financing, accounting and reporting under U.S. GAAP. He also served as Chief Financial Officer at a leading privately-held U.S. real estate development company, where he oversaw the accounting division in its book-keeping and preparation of financial statements under U.S. GAAP. His professional experience also included working as an equity research analyst at a leading U.S. investment bank, where the utilization and application of U.S. GAAP in reviewing and analyzing publicly-traded companies’ financial statements were a daily task.

The Director of the Accounting Department is a full-time employee of the Company, who directs the staff in the Accounting Department in preparing our financial statements, both at the subsidiary level and the Company level, and reconciling our subsidiary-level financial records and statements into Company-level financial statements in accordance with U.S. GAAP, under the guidance and supervision of the Chief Financial Officer. She holds a PRC Bachelor’s Degree in Accounting and the PRC Professional Accountant Qualification Certificate, and has extensive experience in preparing financial statements under the PRC GAAP. However, she does not hold U.S. GAAP-related academic degrees or certifications. Prior to joining our Company, she had no prior experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP. The Director of the Accounting Department and the accounting staff are regularly informed and updated on recent pronouncements and rule changes from the SEC and other regulatory agencies, and updates on Sarbanes-Oxley-related issues.

Beginning with the reporting period ended September 25, 2010, our financial statements are reviewed and approved by our Audit Committee. The qualifications of the Chairman and financial expert of the Audit Committee are discussed in detail in our response to Comment 6. In addition, the qualifications of another member of our Audit Committee include current professorship in finance at the Wharton School of the University of Pennsylvania and audit committee membership and chairmanship at major U.S. publicly-traded real estate companies.

4.	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

the name and address of the accounting firm or organization;

the qualifications of their employees who perform the services for your company;

how and why they are qualified to prepare your financial statements;

how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

Company Response: We do not retain an accounting firm or other similar organization to prepare our financial statements.

5.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

why you believe they are qualified to prepare your financial statements;

how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Company Response: We do not retain individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements

What are the qualifications of your audit committee financial expert?

6.

We note that you have identified Lawrence Lee as the audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Company Response: Mr. Lawrence Lee has more than 17 years of experience in accounting, internal audit, and corporate finance. From 1992 to 2001, Mr. Lee mainly worked as internal auditor and financial controller for multinational companies such as Waste Management Inc and Exel Plc. He returned to China in 2001 and spent the next eight years working with Warburg Pincus portfolio companies, serving as chief financial officer at Singapore-listed Eagle Brand Holdings Limited, Kasen International Holdings Limited (HK: 0496), and U.S.-listed Synutra International Inc (NASDAQ: SYUT). Mr. Lee currently serves as independent director and Chairman of the Audit Committee at Universal Travel Group, a NYSE-listed company.

Mr. Lee is a fellow member of the Association of Chartered Certified Accountants (ACCA) in the UK. He received a master’s degree in accounting and finance from the London School of Economics in 1992.

Based on the above, we believe that Mr. Lee has sufficient knowledge of U.S. GAAP and internal control over financial reporting, and is well qualified to lead our audit committee.

Registration Statement Cover Page

7.	Please revise footnotes 9 and 10 to clarify, similar to footnote 8, that the registration is only of the resales and not the issuances of such shares.

Company Response: We have revised footnotes 9 and 10 and clarified that the registration is only for the resales and not the issuances of such shares by the Company.

Management’s Discussion and Analysis…page 28

Results of Operations page 30

Comparison of Six Months Ended June 25, 2010 and June 25, 2009, page 30

Table setting forth square meters sold and averse selling price....page 32

8.

We note your response to comment 4 of our letter dated September 20, 2010. In footnote 2, you disclose that column one reflects prior contracts with unrecognized amounts plus new contracts. In footnote 3, you disclose that column two reflects revenues recognized prior to the disclosed period. It appears that the first column is the sum of columns two through four. If so, it is not clear how footnotes 2 and 3 reconcile. Please revise to clarify.

Company Response: We would like to clarify this disclosure as follows:

	A.	In column one, the amounts listed as “Contract Sales” are comprised of two sub-groups:

(1)

Contracts entered into prior to the current period that, as of the beginning of the current period, still have unrecognized portions. These are the total amounts, including previously recognized and unrecognized.

		(2)	Brand new contracts entered into in the current period.

B.

In column two, we demonstrate the portion within the above-listed “sub-group (1)” that had previously been recognized as revenues prior to the current period. In other words, the amount shown in column two is part of the amount in the above-listed “sub-group (1).” We think this disclosure is relevant because it enables the reader to focus on the potential revenues as of the beginning of the current period, by eliminating previously recognized revenues from the total contract sales stated in column one.

C.	In column three, we demonstrate the revenues recognized in the current period, both from the un-recognized portion of previous contracts and from new contracts signed in the current period.

D.

Column four therefore represents the revenues that remain to be recognized as of the end of the current period, i.e., each amount in column four equals the corresponding amount in column one, minus the corresponding amount in column two, minus the corresponding amount in column three.

We have also revised the footnote disclosure to reflect the above clarification.

Liquidity and Capital Resources, page 4l

Net cash flow from financing activities page 42

9.

It appears, based on your disclosure on page F-20, that you have amended the terms of certain loans. Please revise your disclosure here, as appropriate, to disclose such amendments and file the amended agreements as exhibits or advise.

Company Response: To make our disclosure clearer, we revised the last paragraph of Note 14 – Long-term Debt of the Unaudited Consolidated Financial Statements for the Six Months Ended June 25, 2010 and 2009 as follows:

“In the three months ended June 25, 2010, we repaid the loan in an amount of RMB 20,000,000 (approximately $2,934,000) that we borrowed from China Construction Bank, Caoxian Branch.

On May 20, 2010, we entered into a Loan Term Extension Agreement with China Industry and Commercial Bank Chengyang Branch (“CICB”), pursuant to which we extended the maturity date of the loan in the amount of RMB 200,000,000 (approximately $29,354,000) that we borrowed from CICB from May 27, 2010 to November 25, 2011. All other provisions of the original loan agreement remain in full force and unchanged. This is the only amendment to a loan agreement that we executed in the three months ended June 25, 2010.

We also increased our balance amount of the loan we borrowed from China Construction Bank Weihai Branch by RMB 10,000,000 (approximately $1,467,700), with a maturity date of December 2, 2011. On November 30, 2009, we entered into a loan agreement with China Construction Bank Weihai Branch, under which the bank agreed to loan us an amount of RMB 40,000,000 (approximately $5,870,800). The increased balance of RMB 10,000,000 was the second disbursement of this loan while the first disbursement was previously made in the amount of RMB 30,000,000 (approximately $4,401,000), which has a maturity date of December 2, 2011.”

We have filed the English translation of the Loan Term Extension Agreement as Exhibit 10.30 to the Registration Statement. The loan agreement, dated November 30, 2009, between us and China Construction Bank Weihai Branch was filed as Exhibit 10.24 to the Current Report on Form 8-K, filed on April 19, 2010.

Business, page 47

Project Development Process, page 57

10.	We note your response to comment 6. Please revise to disclose the consideration exchanged for the right to participate in the public auctions on Longhai Group’s behalf.

Company Response: We did not pay consideration to Longhai Group or parties related to Longhai Group for our right to participate in the public auctions on Longhai Group’s behalf.  We have revised our disclosure in the Registration Statement accordingly.

11.

We note your response to comment 8. Please provide support for all of the quantitative and qualitative business and industry data used on page 59. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available. Additionally, please revise your disclosure to clarify that you receive the “high score,” not Longhai Group.

Company Response: On page 59 of the Registration Statement, we made the following disclosure:

“According to recent statistics conducted by the City of Qingdao Center of Housing Trade, as of November 1, 2010, there are 631 real estate developers registered in the City of Qingdao, while according to a December 2009 report by the governmental agency China Real Estate Association, only 9 real estate development companies (including us) in Qingdao have obtained the Level 1 Certificate. Nationwide, only 696 real estate development companies (including us) in China have obtained the Level 1 Certificate (the National Bureau of Statistics’ most recently published statistics shows that as of December 2008, there were 87,562 registered real estate developers in China).”

(1) We obtained the number of registered real estate developers in the City of Qingdao referred above from the following website: http://www.qdfd.com.cn/qryEnterprise.asp?seletype=1. Such data was provided by the City of Qingdao Center of Housing Trade, a government sponsored research institute.

The updated information at this website indicates that there are currently 630 real estate developers registered in the City of Qingdao. We have revised our disclosure in the Registration Statement accordingly. For your convenience, we have also attached a copy of the information printed out from this website as Appendix A to this response letter and marked the specific language that supports our statement. This supporting material was not prepared specifically for us in connection with this offering.

(2) The information referring to the December 2009 report prepared by the governmental agency China Real Estate Association came from the official Circular of the 2009 National Summit of Level-One Real Property Development Enterprises (the “Circular”), published in December 2009 by the governmental agency, China Real Estate Association’s Urban Development Special Sub- Committee. We are attaching the relevant pages of the Circular as Appendix B to this response letter. We also marked the specific language that supports our statement. This supporting material was not prepared specifically for us in connection with this offering.

(3) We obtained the recent statistic data of National Bureau of Statistics from the following website: http://www.stats.gov.cn/tjsj/ndsj/2009/html/F0528e.htm. For your convenience, we have attached a copy of the information printed out from this website as Appendix C to this response letter and marked the specific language that supports our statement. This supporting material was not prepared specifically for us in connection with this offering.

In addition, the official definition, designation, certification, and reinforcement of the four levels of Qualifications of Real Property Development Enterprises can be found on Real Estate Development Enterprise Qualifications Management Regulations, enacted by the Ministry of Housing and Urban-Rural Development of China on March 23, 200 and posted on its website at http://www.mohurd.gov.cn/zcfg/jsbgz/200611/t20061101_158984.htm. For your convenience, we have attached a copy of the relevant provisions of this regulation from the website as Appendix D to this response letter. This supporting material was not prepared specifically for us in connection with this offering.

We have also revised our disclosure in the Registration Statement and clarified that in many cases, the Company is one of very few bidders who meet all the requirements and score very high in the ranking system.

Projects in planning, page 60

12.

We note your response to comment 10 and the revised disclosure on page 60. Please refer to Item 10(b) of Regulation S-K and revise to provide more details about the bases and assumptions underlying the projections disclosed in this section. If you relied on external sources for such projections, clarify such and identify the sources.

Company Response:

We have revised the Registration Statement to provide the following additional details about the bases and assumptions underlying the projections disclosed in the section "Business – Projects – Projects in Planning" and information regarding the sources of such projections:

In regard to sales projections relating to each project described in the section headed "Projects in Planning," the basis for these projections is comprised of two variables: each project’s total gross floor area (GFA) in square meters to be sold and the projected unit sales price in dollars per square meters. The total projected sales for each project is therefore calculated by the following formula:

Projected sales = Projected GFA x Projected unit price

For properties that are under planning, the total projected GFA is calculated based on the following factors:

  the floor area ratio approved by governmental regulatory agencies in the land grant contract, which is the ratio of the total floor area of buildings on each particular site to the size of the land of that location, or the limit imposed by zoning regulations and the regulatory agencies on such a ratio. Expressed as a formula, floor area ratio equals total covered area on all floors of all buildings on a certain parcel divided by area of the parcel. Therefore, the maximum allowable GFA that can be constructed on each particular site is calculated by multiplying the floor area ratio by the size of the parcel.

  Physical and design adjustments, which are typically applied to the maximum allowable GFA in order to arrive at a projected GFA to be constructed and sold. These adjustments are typically provided through a combination of the Company’s Engineering Department and professional engineering/architectural services that we use. The projected GFA is typically subject to further adjustment upon completion of construction blueprints.

For unit price projections, we use the market comparable method and take into consideration site-specific zoned uses. The primary basis for such estimates is the Company’s proprietary internal projections. We use our internal database of historical comparable selling prices in the same market for the same product type (residential, office, commercial, etc.), in arriving at the unit price estimates for each project. In addition, we typically interview experienced local real estate brokers and gather comparable data of similar properties in the same trade area being traded within a reasonable period of time, in coming up with comparable unit prices. However, these brokers do not typically engage in a thorough review process with the Company and do not provide written reports.

In regard to profit projections, we deduct our pro forma development costs (including acquisition cost for land use rights, construction cost, design/engineering cost, legal fees, governmental approval costs, advertising, commissions and other selling expenses) from the sales projection discussed above, and arrive at the estimated net profit. The projected profit for each project is therefore calculated by the following formula:

Projected profit = Projected sales – Pro forma development costs

The basis for projecting the pro forma development costs is the Company’s proprietary database of historical development costs of similar projects in the same or comparable markets. In making these cost projections, the Company also follows guidelines provided in the Construction Cost Budget Standard Index published by the Government of Shandong Province, a widely accepted construction cost index in the real estate industry in our markets. The accuracy of the projections is helped by the fact that acquisition cost for land use rights, one of the primary components of development costs, is already known. The Company does not typically retain outside firms in making development cost projections.

Projects Under Construction page 63

13.

In the table you indicate that none of the units for Weilhai International Plaza have been sold. Please tell us how that is consistent with the disclosure of contract sales and revenues recognized for the same property on page 32.

Company Response: We have corrected this error and updated the “Projects Under Construction” table.

14.	It is not clear why you have included Qilu Textile Centre residential and Longhai Mingzhu in this table even though their finish dates have elapsed. Please clarify.

Company Response: The projected completion dates of the Qilu Textile Centre residential and Longhai Mingzhu projects have been adjusted to December 2010. We have updated the “Projects Under Construction” table accordingly.

Completed Projects, page 63

15.	We note your response to comment 11. Please explain how you determined that the projects since inception have earned a consolidated return on investment of 54.9%.

Company Response: We arrived at the consolidated return on investment by the following computation:

Total sales = $250 million

Net profit = $88.6 million

Total investment = Sales – Net profit = $250 million - $88.6 million = $161.4 million

Consolidated return on investment = Net profit / Total investment = $88.6 million / $161.4 million = 54.9%

Management, page 75

16.

For Antoine Cheng’s biographical disclosure we note that you have not included any reference to Longhai Holdings, Longhai Group, or any other related entities. Please tell us why such relationships do not fall within the disclosure requirements of Item 401 of Regulation S-K. Also, please clarify whether any of the other persons listed in this section are employed by any entities affiliated with Antoine Cheng.

Company Response:

Mr. Antoine Cheng’s biolographical disclosure is revised to include reference to Longhai Holdings and Longhai Group.

Mr. Antoine Cheng. Mr. Cheng has been the Chairman of our board of directors since the closing of our reverse acquisition of Leewell on April 14, 2010 and has served as the Chairman of Oumei since 2009. Mr. Cheng is the sole shareholder and director of Longhai Holdings, a BVI company, Oumei’s controlling shareholder. He is also the sole shareholder and director of Longhai Group, a PRC infrastructure and building construction company, and our related party. Longhai Holdings and Longhai Group are under common control, but do not have any other relationship. Prior to his retirement from governmental service in 2006, Mr. Cheng served as Chief Director of the Industry and Commerce Department of the Qingdao (Pingdu and Jimo) Municipal Government from 1998 to 2006 and as Vice Chief Director of the Public Security Bureau of the Pingdu Municipal Government from 1992 to 1998. Mr. Cheng received his Master’s degree in economics from Shandong Public Administration College in 2005.

None of the other persons listed in the Management section of the Registration Statement are employed by any other entities affiliated with Mr. Antoine Cheng.

Executive Compensation, page 82

17.

We note that you have filed an information statement on October 15, 2010 to disclose the approval of your Equity Incentive Plan. Please revise to discuss the material terns of the noted plan and list such plan in your exhibit index.

Company Response: We have revised the disclosure in the “Executive Compensation” section to discuss the materials terms of the Equity Incentive Plan and have added it to our exhibit index.

Notes to Consolidated Financial Statements, page F-33

Note 2 — Acquisition of Subsidiaries,_ page F-33

18.

We note that the cash consideration paid for Longhai Hotel significantly exceeded the carrying value of the net assets. Please explain why a significant premium was paid for this acquisition. We understand that the fair market value will be different than the carrying value. Tell us if any portion of the purchase price will represent a gain or loss related to the settlement of a pre- existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23. In addition, please describe the intangible assets acquired and how you have subsequently evaluated the carrying value of the intangible assets for impairment.

Company Response: The differential between the net assets of Longhai Hotel acquired and the cash consideration paid is $14,680,000. This is analyzed as follows: $13,442,000 is the difference between the fair market values of the fixed assets and intangible assets acquired and their respective book values, and $1,238,000 is the premium paid. The $13,442,000 is further broken down between intangible assets, consisting solely of land use rights, of $12,298,000 and fixed assets of $1,144,000. The fair market values were obtained through an independent appraisal commissioned by Oumei in December 2007 in anticipation of the acquisition. The premium of $1,238,000 is not related to the settlement of a pre-existing relationship as described in ASC 805- 10-225-20 through 25-21 and ASC 805-10-55-20 through 55-23. Rather, at the time of the transaction, it was anticipated that the land would eventually be used in a high-end hotel development, and future valuation would be significantly higher than the appraised value at the time. Therefore, the premium was a reasonable adjustment to reflect the future upside.

As indicated above, the intangible assets are land use rights. In April of 2009, the Company had an independent appraisal performed for these rights, and they were valued at approximately the same $12,298,000 as the earlier appraisal. There were no circumstances present at December 25, 2009 that indicated any impairment of this value.

19.

We note your response to comment 19 and your correspondence dated October 13, 2010 in which you informed us that the minority shareholders of Weifang Industry, CSXY and LHFDC were actually trustee shareholders acting on behalf of Mr. Antoine Cheng, the majority shareholder. As discussed with staff from the Office of the Chief Accountant on October 20, 2010, please amend your financial statements to reflect the difference between the fair market value of the net assets acquired and the consideration paid as a capital contribution, since Mr. Cheng had substantive control over 100% of the acquired entities. Please note that we do not object to your accounting treatment for the acquisition of Xudong.

Company Response: We have amended the financial statements to reflect the difference between the fair market value of the net assets acquired and the consideration paid as a capital contribution, since Mr. Cheng had substantive control over 100% of the acquired entities.

20.

In connection with the amendment required above, please amend the Form 8-K filed on April 19, 2010 to reflect these changes in Leewell’s historical financial statements and in the pro forma financial statements of the combined company.

Company Response: We are amending the Form 8-K filed on April 19, 2010 to reflect these changes. Such amendment will be filed on or about the date hereof.

Exhibits

21.	We note that you will be filing the consent of the Deheng law firm as exhibit 23.2. Please revise your exhibit list to include the opinion of this firm and file the opinion as an exhibit.

Company Response: We have filed the consent of Deheng Law Firm as Exhibit 23.2. We also respectfully respond that no legal opinion of Deheng Law Firm is being filed as an exhibit to the Registration Statement because no such legal opinion appears to be required under Item 601(b)(5) of Regulation S-K.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By: /s/ Weiqing Zhang
      Weiqing Zhang
      Chief Executive Officer

Appendix B

# 2009年全国资质一级房地产开发企业座谈会

①

# 文件汇编

中国房地产业协会城市开发专业委员会 ②

二〇〇九年十二月●北京

# 资质一级房地产开发企业

## 有效期企业名单(31-1)

自 2000 年 3 月 29 日中华人民共和国建设部颁布第 77 号部长令以来，全国共批准资质一级房地产开发企业共计 884 家。截至到 2009 年 12 月 4 日资质有效期企业 696 家（以下名单中仅列出在有效期内资质一级房地产开发企业）。目前仍有部分企业正在办理延期手续未列在此表中，特此说明。

| 序号 | 所属省市 | 信用档案编号 | 企业名称 | 资质证书编号 | 证书颁发日 | 证书到期日 | 备注 | |
|---|---|---|---|---|---|---|---|---|
| 1 | 北京市 1 | 01—201—011（2000） | 北京[illegible]发展有限公司 | 建开企[2000]011号 | 2001.02.03 | 2009.12.31 | A | 东城区 |
| 2 | 2 | 01—204—313（2005） | 北京[illegible]房地产开发有限责任公司 | 建开企[2005]313号 | 2008.02.10 | 2011.11.29 | B | 西城区 |
| 3 | 3 | 01—205—645（2007） | 北京[illegible]有限公司 | 建开企[2007]645号 | 2007.04.04 | 2010.04.04 | C | [illegible] |
| 4 | 4 | 01—206—853（2009） | 当代节能置业股份有限公司 | 建开企[2009]853号 | 2009.05.11 | 2012.05.11 | D | [illegible] |
| 5 | 5 | 01—201—166（2001） | 北京城市开发集团有限责任公司 | 建开企[2001]166号 | 2008.07.15 | 2009.12.31 | E | [illegible] |
| 6 | 6 | 01—202—176（2001） | 北京城建房地产开发有限公司 | 建开企[2001]176号 | 2004.12.31 | 2010.12.31 | F | [illegible] |
| 7 | 7 | 01—203—177（2001） | 北京建工集团有限责任公司 | 建开企[2001]177号 | 2004.12.31 | 2010.12.31 | G | [illegible] |
| 8 | 8 | 01—205—181（2001） | 北京天[illegible]房地产[illegible]有限公司 | 建开企[2002]181号 | 2008.07.15 | 2010.12.31 | H | [illegible] |
| 9 | 9 | 01—206—185（2001） | [illegible]（北京）股份有限公司 | 建开企[2001]185号 | 2004.12.31 | 2010.12.31 | I | [illegible] |
| 10 | 10 | 01—207—482（2005） | 金融街控股股份有限公司 | 建开企[2005]482号 | 2005.04.21 | [illegible] | J | [illegible] |
| 11 | 11 | 01—208—582（2006） | 北京[illegible]房地产开发有限公司 | 建开企[2006]582号 | 2006.12.04 | [illegible] | K | [illegible] |
| 12 | 12 | 01—209—651（2007） | [illegible] | 建开企[2007]651号 | 2007.06.11 | 2010.06.11 | L | [illegible] |
| 13 | 13 | 01—210—658（2007） | 北京首都开发控股（集团）有限公司 | 建开企[2007]658号 | 2007.07.16 | 2010.07.16 | M | [illegible] |
| [illegible] | [illegible] | 01—211—668（2007） | 北京[illegible]有限公司 | 建开企[2007]668号 | 2007.08.28 | 2010.08.28 | N | [illegible] |
| [illegible] | [illegible] | [illegible]（2009） | 北京市华远置业有限公司 | 建开企[2009]870号 | 2009.08.06 | 2012.08.06 | O | [illegible] |
| [illegible] | [illegible] | [illegible]（2009） | [illegible] | 建开企[2009]871号 | 2009.08.06 | 2012.08.06 | P | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | 2009.01.13 | 2012.01.13 | Q | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | 2011.12.31 | R | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | 2010.01.17 | | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | 2004.12.31 | 2010.12.31 | | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | 2011.12.30 | | |

# 资质一级房地产开发企业

## 有效期企业名单（31-23）

| 序号 | 所属省市 | 信用档案编码 | 企业名称 | 资质证书编号 | 证书起始日 | 证书到期日 | 备注 |
|---|---|---|---|---|---|---|---|
| 503 | 山东省 9 | 17—E01—[illegible]（2002） | [illegible]公司 | 建开企[2002][illegible]号 | 2009.12.03 | 2011.12.31 | A 济南市 |
| 504 | 10 | 17—E01—203（2001） | [illegible]建设[illegible]公司 | 建开企[2001]203号 | 2009.01.13 | 2012.01.13 | B 德州市 |
| 505 | 11 | 17—E02—201（2001） | [illegible]有限公司 | 建开企[2001]201号 | 2009.01.12 | 2011.10.17 | C 淄博市 |
| 506 | 12 | 17—E03—811（2008） | 山东[illegible]房地产开发有限公司 | 建开企[2008]811号 | 2008.11.07 | 2011.11.07 | D 潍坊市 |
| 507 | 13 | 17—E03—206（2001） | 潍坊[illegible]开发有限公司 | 建开企[2001]206号 | 2008.07.14 | 2010.12.31 | E 烟台市 |
| 508 | 14 | 17—E02—620（2007） | [illegible]集团股份有限公司 | 建开企[2007]620号 | 2007.02.05 | 2010.02.05 | F 青岛市 |
| 509 | 15 | 17—E05—775（2008） | [illegible]有限公司 | 建开企[2008]775号 | 2008.05.15 | 2011.05.15 | G 泰安市 |
| 510 | 16 | 17—E01—207（2001） | [illegible]房地产集团[illegible]有限公司 | 建开企[2001]207号 | 2009.01.13 | 2012.01.13 | H 滨州市 |
| 511 | 17 | 17—E02—208（2001） | [illegible]房地产集团[illegible]有限公司 | 建开企[2001]208号 | 2009.01.13 | 2012.01.12 | I 东营市 |
| 512 | 18 | 17—E03—205（2001） | [illegible]房地产开发[illegible]有限公司 | 建开企[2001]205号 | 2008.10.13 | 2011.10.17 | J [illegible] |
| 513 | 19 | 17—E04—210（2001） | 烟台[illegible]有限公司 | 建开企[2001]210号 | 2008.09.22 | 2010.12.31 | K 临沂市 |
| 514 | 20 | 17—F01—200（2001） | 青岛城市建设集团股份有限公司 | 建开企[2001]200号 | 2009.01.13 | 2012.01.13 | L 莱芜市 |
| 515 | 21 | 17—F02—201（2001） | 青岛中房集团股份有限公司 | 建开企[2001]201号 | 2009.01.13 | 2012.01.13 | M 日照市 |
| 516 | 22 | 17—F03—202（2001） | 青岛房地产实业集团有限公司 | 建开企[2001]202号 | 2009.01.13 | 2012.01.13 | |
| 517 | 23 | 17—F04—391（2003） | 青岛天泰房地产开发股份有限公司 | 建开企[2003]391号 | 2004.02.11 | 2009.12.31 | |
| 518 | 24 | 17—F05—392（2003） | 青岛紫杰集团有限公司 | 建开企[2003]392号 | 2004.02.11 | 2009.12.31 | |
| 519 | 25 | 17—F06—474（2005） | 青岛海信房地产股份有限公司 | 建开企[2005]474号 | 2009.09.22 | 2011.04.12 | |
| 520 | 26 | 17—F08—625（2007） | 青岛发达集团股份有限公司 | 建开企[2007]625号 | 2007.02.05 | 2010.02.05 | |
| 521 | 27 | 17—F09—813（2008） | 青岛欧美房地产开发有限公司 | 建开企[2008]813号 | 2008.11.07 | 2011.11.07 | |
| 522 | 28 | 17—F10—829（2009） | 青岛银盛房地产有限公司 | 建开企[2009]839号 | 2009.02.09 | 2012.02.09 | |
| 523 | 29 | 17—[illegible]—775（2008） | [illegible]房地产开发有限公司 | 建开企[2008]775号 | 2009.01.13 | 2012.01.12 | |
| 524 | 30 | 17—[illegible]—388（2003） | [illegible]有限公司 | 建开企[2003]388号 | 2004.02.11 | 2009.12.31 | |
| 525 | 31 | 17—[illegible]—772（2008） | [illegible]房地产开发有限公司 | 建开企[2008]772号 | 2008.[illegible].15 | 2011.05.15 | |

Grade 1 Real Estate Developer in Qingdao

Totally 9

5

6

Link Excel Link Chinese Full Window

Appendix C

# 5-28 Number of Enterprises for Real Estate Development

(unit)

| Year / Region | Number of Enterprises | Domestic Funded Enterprises | State-owned Enterprises | Collective-owned Enterprises | Enterprises with Funds from Hong Kong, Macao and Taiwan | Foreign Funded Enterprises |
|---|---|---|---|---|---|---|
| 1997 | 21286 | 17202 | | | 1989 | 2095 |
| 1998 | 24378 | 19960 | 7958 | 4538 | 3214 | 1204 |
| 1999 | 25762 | 21422 | 7370 | 4127 | 3167 | 1173 |
| 2000 | 27303 | 23277 | 6641 | 3492 | 2899 | 1127 |
| 2001 | 29552 | 25509 | 5862 | 2991 | 2959 | 1084 |
| 2002 | 32618 | 28657 | 5015 | 2488 | 2884 | 1077 |
| 2003 | 37123 | 33107 | 4558 | 2205 | 2840 | 1176 |
| 2004 | 59242 | 53495 | 4775 | 2390 | 3639 | 2108 |
| 2005 | 56290 | 50957 | 4145 | 1796 | 3443 | 1890 |
| 2006 | 58710 | 53268 | 3797 | 1586 | 3519 | 1923 |
| 2007 | 62518 | 56965 | 3617 | 1430 | 3524 | 2029 |
| 2008 | 87562 | 81282 | 3941 | 1520 | 3916 | 2364 |
| Beijing | 3433 | 3112 | 99 | 26 | 185 | 136 |
| Tianjin | 1258 | 1125 | 219 | 32 | 66 | 67 |
| Hebei | 2564 | 2499 | 55 | 6 | 39 | 26 |
| Shanxi | 1836 | 1813 | 127 | 25 | 20 | 3 |
| Inner Mongolia | 2243 | 2232 | 36 | 5 | 6 | 5 |
| Liaoning | 4841 | 4326 | 131 | 47 | 254 | 261 |
| Jilin | 1361 | 1323 | 31 | 7 | 25 | 13 |
| Heilongjiang | 1589 | 1547 | 102 | 11 | 23 | 19 |
| Shanghai | 3898 | 3384 | 326 | 128 | 306 | 208 |
| Jiangsu | 7005 | 6324 | 222 | 127 | 388 | 293 |
| Zhejiang | 5600 | 5289 | 163 | 67 | 162 | 149 |
| Anhui | 3277 | 3139 | 140 | 32 | 79 | 59 |
| Fujian | 3268 | 2540 | 221 | 58 | 529 | 199 |
| Jiangxi | 2410 | 2247 | 155 | 29 | 118 | 45 |
| Shandong | 5748 | 5477 | 239 | 156 | 153 | 118 |
| Henan | 4146 | 4000 | 134 | 32 | 66 | 80 |
| Hubei | 3410 | 3245 | 166 | 53 | 109 | 56 |
| Hunan | 3596 | 3423 | 189 | 33 | 112 | 61 |
| Guangdong | 6651 | 5594 | 319 | 433 | 797 | 260 |
| Guangxi | 3115 | 2916 | 184 | 51 | 113 | 86 |

Appendix D

Real Estate Development Enterprise
Qualifications Management Regulations
(excerpts)

Article V.     In accordance with business conditions of real estate development enterprises, such enterprises can be divided into four levels of qualification.

(A) Level One Qualification:

1.	Having registered capital of no less than RMB 50 Million Yuan;

2.	Engaged in the real estate development and management business for more than 5 years;

3.	Aggregate construction size of the finished buildings during the last three years is over 300,000 square meters or have completed an equivalent amount of investment in real estate development

4.	The qualification rate of the construction for the last five years is 100% each year.

5.	The construction size of the finished buildings of last year is over 150,000 square meters or have completed an equivalent amount of investment in real estate development

6.

Have at least 40 managing personnel with certificates of construction, structure, financial, real estate and related economics, among whom, at least 20 have mid- level titles and at least 4 are full-time accounting staff with required certificates.

7.	The managers of engineering, financial and statistics shall have at least mid-level titles.

8.	Adopted comprehensive quality control system and the rules of Residential Property Quality Guarantee Letter and Residential Property Manual in the sales of residential properties

9.	No history of major project accidents

(B) Level Two Qualification:

1.	Having registered capital of no less than RMB 20 Million Yuan;

2.	Engaged in the real estate development and management business for more than 3 years;

3.	Aggregate construction size of the finished buildings during the last three years is over 150,000 square meters or have completed an equivalent amount of investment in real estate development

4.	The qualification rate of the construction for the last three years is 100% each year.

5.	The construction size of the finished buildings of last year is over 100,000 square meters or have completed an equivalent amount of investment in real estate development

6.

Have at least 20 managing personnel with certificates of construction, structure, financial, real estate and related economics, among whom, at least 10 have mid- level titles and at least 3 are full-time accounting staff with required certificates.

7.	The managers of engineering, financial and statistics shall have at least mid- level titles.

8.	Adopted comprehensive quality control system and the rules of Residential Property Quality Guarantee Letter and Residential Property Manual in the sales of residential properties

9.	No history of major project accidents

(C) Level Three Qualification:

1.	Having registered capital of no less than RMB 8 Million Yuan;

2.	Engaged in the real estate development and management business for more than 2 years;

3.	Aggregate construction size of the finished buildings is over 50,000 square meters or have completed an equivalent amount of investment in real estate development

4.	Qualification rate of the construction for the last two years is 100% each year.

5.

Have at least 10 managing personnel with certificates of construction, structure, financial, real estate and related economics, among whom, at least 5 have mid- level titles and at least 2 are full-time accounting staff with required certificates.

6.	The managers of engineering and financial shall have at least mid-level titles.

7.	Adopted comprehensive quality control system and the rules of Residential Property Quality Guarantee Letter and Residential Property Manual in the sales of residential properties

8.	No history of major project accidents.

(C) Level Four Qualification:

1.	Having registered capital of no less than RMB 1 Million Yuan;

2.	Engaged in the real estate development and management business for more than 1 year;

3.	Qualification rate of the finished construction is 100%.

4.

Have at least 5 managing personnel with certificates of construction, structure, financial, real estate and related economics, among whom, at least 2 are full- time accounting staff with required certificates.

5.	The manager of engineering shall have at least mid-level titles and the accounting director shall have at least primary-level title and have full time statistical staff

6.	Adopted rules of Residential Property Quality Guarantee Letter and Residential Property Manual in the sales of residential properties

7.	No history of major project accidents.

Article XI -

  Different levels of qualifications of the real estate development enterprises shall be reviewed each year by different levels of governmental authorities.

  The Level One Qualification shall be reviewed initially by the provincial level construction authorities and approved by the supervising administrative department of the State Council.

  The review regulations for Level Two Qualification and other lower ranking qualifications shall be determined by the provincial level construction authorities.

Article XVIII –

  There is no limitation on the scale of construction for the real estate development enterprises with the Level One Qualification and such enterprises may construct real estate development projects nationwide.

  The real estate development enterprises with the Level Two Qualification or other lower level qualifications may construct real estate development projects with the construction size less than 250,000 square meter. The scope of business shall be determined by the provincial level government authorities.

  Enterprises with different levels of qualifications shall conduct real estate development business within the authorized business scope.